Filed by Gores Metropoulos II, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Metropoulos II, Inc.

Commission File No.: 001-39907

Date: December 23, 2021

Sonder Holdings Inc. and Gores Metropoulos II, Inc. Announce Effectiveness of Registration Statement and Special Meeting to Approve Business Combination

All Gores Metropoulos II Stockholders Encouraged to Vote “FOR” the Business Combination on January 14, 2022

SAN FRANCISCO, CA., and LOS ANGELES, CA., December 23, 2021 – Sonder Holdings Inc. (“Sonder’’ or the “Company”), a leading next-generation hospitality company that is redefining the guest experience through technology and design, and Gores Metropoulos II, Inc. (Nasdaq: GMII, GMIIW and GMIIU), a special purpose acquisition company formed by affiliates of The Gores Group, LLC, and Metropoulos & Co., today announced that the Registration Statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 7, 2021, as amended by Amendment No. 7 filed on December 20, 2021, was declared effective on December 22, 2021. The registration statement was filed in connection with the proposed business combination of Gores Metropoulos II and Sonder.

Gores Metropoulos II has scheduled a special meeting of stockholders to seek the approval of the Agreement and Plan of Merger, dated as of April 29, 2021, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of October 27, 2021 (the “Merger Agreement”). A record date of November 30, 2021 has been set for the determination of stockholders eligible to receive the proxy and vote at the special meeting. Distribution of the definitive proxy statement/prospectus/consent solicitation statement to eligible stockholders will begin in the days following. Voting is easy and can be done in one of two ways: via the virtual meeting platform or by mail. Votes submitted by mail must be received by 9:00 a.m. ET on January 14, 2022.

If approved by Gores Metropoulos II’s stockholders, the business combination will become effective upon the satisfaction of all other closing conditions. Gores Metropoulos II’s Board of Directors unanimously recommends that its stockholders vote “FOR” the approval of the Merger Agreement and approval of the transactions contemplated thereby.

“We successfully navigated the initial challenges of the pandemic and our momentum has only increased,” said Francis Davidson, Co-Founder and Chief Executive Officer of Sonder. “We’ve hit company-record revenue levels for the last two quarters, raised our total revenue and Adjusted EBITDA outlook for full year 2021, entered multiple new markets across the world and expanded rapidly in existing ones. In the last year alone, we’ve seen shifts in travel preferences and new categories of travelers emerge that choose us for their stays. As travelers demand change, we’ll keep innovating and relentlessly pursuing our mission to revolutionize hospitality and make a world of better stays open to all.”

Sonder’s common stock and publicly traded warrants are expected to be listed on the Nasdaq Global Market under the ticker symbols “SOND” and “SONDW”, respectively, following the closing of the business combination. Upon completion of the business combination, subject to any redemptions by the public stockholders of Gores Metropoulos II and the payment of transaction expenses at the closing, Sonder expects to have approximately $310 million in PIPE proceeds, up to $450 million in cash in Gores Metropoulos II’s trust account and $165 million of Delayed Draw Notes to fund operations and support new and existing growth initiatives.

Sonder recently reported company-record operating and financial performance during the third quarter of 2021, including a sharp acceleration in booking demand:

•	Total Revenue of $67.5 million, a 155% year-over-year increase and a 43% increase over Q2 2021

•	$184 Average Daily Rate, a 79% year-over-year increase and a 25% increase over Q2 2021

•	$126 Revenue per Available Room (“RevPAR”), a 64% year-over-year increase and a 26% increase over Q2 2021

•	17% RevPAR outperformance versus traditional hotels (upper upscale hotels in cities where Sonder operates), up from a 5% discount to traditional hotels in Q3 2019 (pre-pandemic)

•	The Company also raised its FY 2021 Revenue and Adjusted EBITDA Outlook.

Details of the Special Meeting

A special meeting in lieu of the 2022 annual meeting of the stockholders of Gores Metropoulos II (the “Special Meeting”) will be held on January 14, 2022, at 9:00 a.m. Eastern Time. The Stockholders can access the Special Meeting via live webcast at https://meetnow.global/MKUCQ2D. Please note that Gores Metropoulos II stockholders will only be able to access the Special Meeting by means of remote communication.

About Sonder

Sonder is revolutionizing hospitality through innovative, tech-enabled service and inspiring, thoughtfully designed accommodations combined into one seamless experience. Launched in 2014 and headquartered in San Francisco, Sonder provides a variety of accommodation options — from spacious rooms to fully-equipped suites and apartments — found in over 35 markets spanning ten countries and three continents. The Sonder app gives guests full control over their stay. Complete with self-service features, simple check-in and 24/7 on-the-ground support, amenities and services at Sonder are just a tap away, making a world of better stays open to all.

To learn more, visit www.sonder.com or follow Sonder on Facebook, Twitter or Instagram. Download the Sonder app on Apple or Google Play.

About Gores Metropoulos II, Inc.

Gores Metropoulos II, Inc. (Nasdaq: GMII, GMIIW, and GMIIU) is a special purpose acquisition company sponsored by an affiliate of The Gores Group, LLC, a global investment firm founded in 1987 by Alec Gores, and by an affiliate of Metropoulos & Co. whose Principals are Dean, Evan and Daren Metropoulos. Gores Metropoulos II was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Messrs. Gores and Metropoulos together have over 100 years of combined experience as entrepreneurs, operators and investors across diverse sectors including industrials, technology, media and entertainment, business services, healthcare and consumer products and services. Over the course of their careers, Messrs. Gores and Metropoulos and their respective teams have invested in more than 180 portfolio companies through varying macroeconomic environments with a consistent, operationally-oriented investment strategy. For more information, please visit www.gores.com.

Sonder’s Use of Non-GAAP Financial Measures

Sonder supplements its consolidated financial statements presented in accordance with generally accepted accounting principles in the United States (“GAAP”), by providing additional financial measures that are not prepared in accordance with GAAP, including Property Level Costs, Property Level Profit (Loss) and Adjusted EBITDA. Sonder believes that the disclosure of these non-GAAP financial measures provides investors with additional information that reflects the amounts and financial basis upon which Sonder’s management assesses and operates its business. Sonder’s definition may differ from the definitions used by other companies and therefore comparability may be limited. In addition, other companies may not publish these or similar metrics. These non-GAAP financial measures should not be viewed in isolation or as a substitute for, or superior to, measures prepared in accordance with GAAP.

Key Terms

Sonder defines Occupancy Rate (“OR”) as Occupied Nights divided by Bookable Nights, expressed as a percentage. Bookable Nights represent the total number of nights available for stays across all Live Units. This excludes nights lost to full building closures of greater than 30 nights. Occupied Nights represents the total number of nights occupied across all Live Units.

Revenue Per Available Room (“RevPAR”) represents the average revenue earned per available night, and is calculated either by dividing revenue by Bookable Nights, or by multiplying Average Daily Rate by Occupancy Rate. Average Daily Rate (“ADR”) represents the average revenue earned per night occupied and is calculated as revenue divided by Occupied Nights.

Additional Information and Where to Find It

In connection with the proposed business combination, Gores Metropoulos II, Inc. has filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement, prospectus and consent solicitation statement with respect to Gores Metropoulos II’s securities to be issued in connection with the proposed business combination. The Form S-4 was declared effective by the SEC on December 22, 2021. When available, the definitive proxy statement/prospectus/consent solicitation statement will be mailed to Gores Metropoulos II stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at the Special Meeting. Investors and securityholders will also be able to obtain copies of the definitive proxy statement/prospectus/consent solicitation statement and all other relevant documents filed or that will be filed with the SEC without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou, or by contacting Morrow Sodali LLC, Gores Metropoulos II’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

Gores Metropoulos II, Sonder and their respective directors and officers may be deemed participants in the solicitation of proxies of Gores Metropoulos II stockholders in connection with the proposed business combination. Gores Metropoulos II stockholders and other interested persons may obtain, without charge, more detailed information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination by reading Gores Metropoulos II’s registration statement on Form S-1 (File No. 333-251663), which was declared effective by the SEC on January 19, 2021, and the proxy statement/prospectus/consent solicitation statement regarding the proposed business combination. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release contains a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements about Sonder’s forecasted revenue growth and cash flow (including Sonder’s outlook for Total Revenue and Adjusted EBITDA for the year ended December 31, 2021), Sonder’s forecasted growth in units (including Sonder’s forecast for growth in Total Portfolio for the year ended December 31, 2021), information concerning Gores Metropoulos II’s or Sonder’s possible or assumed future financial or operating results and metrics, business strategies, debt levels, competitive position, industry environment, potential growth opportunities, future operations, products and services, planned openings, expected unit contractings and the effects of regulation, including whether the proposed business combination will generate returns for stockholders. These forward-looking statements are based on Gores Metropoulos II‘s or Sonder’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Gores Metropoulos II’s or Sonder’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement (as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated October 27, 2021 (“Amendment No. 1”)) and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Gores Metropoulos II or other conditions to closing in the Merger Agreement (as amended by Amendment No. 1); (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed business combination; (d) the inability to complete the private placement transactions in connection with the business combination as described in the Registration Statement; (e) the risk that the proposed business combination disrupts current plans and operations of Sonder or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s statement on accounting and reporting considerations for warrants in special purpose acquisition companies); (i) the possibility that Sonder may be adversely affected by other economic, business and/or competitive factors; (j) risks related to the impact of the COVID-19 pandemic, including the Omicron and other variants and potential governmental and other restrictions (including travel restrictions) resulting therefrom; and (k) other risks and uncertainties described in the final proxy statement/prospectus/consent solicitation statement, including those under the heading “Risk Factors” therein, and other documents filed by Gores Metropoulos II from time to time with the SEC. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, neither Gores Metropoulos II nor Sonder undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this report. Additional risks and uncertainties are identified and discussed in Gores Metropoulos II’s reports filed and to be filed with the SEC and available at the SEC’s website at www.sec.gov.

Disclaimer

This communication relates to a proposed business combination between Gores Metropoulos II and Sonder. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contacts

For Sonder:

Media Contacts

Finsbury Glover Hering

press@sonder.com

Investor Contacts

Chris Mammone, The Blueshirt Group

ir@sonder.com

For The Gores Group and affiliates:

Jennifer Kwon Chou

Managing Director

The Gores Group

310-209-3010

jchou@gores.com

OR

John Christiansen/Cassandra Bujarski

Sard Verbinnen & Co

GoresGroup-SVC@sardverb.com